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                                                                   EXHIBIT 12


                      HERSHEY FOODS CORPORATION
          COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
             (in thousands of dollars except for ratios)
                             (Unaudited)

                                                    For the Six Months Ended
                                                    July 3,        July 4,
                                                      1994           1993
Earnings:

  Income before income taxes                        $130,134       $229,729(a)

  Add (deduct):

    Interest on indebtedness                          16,880         15,789
    Portion of rents representative of the
      interest factor (b)                              3,802          3,819
    Amortization of debt expense                          32             47
    Amortization of capitalized interest               1,447          1,293


      Earnings as adjusted                          $152,295       $250,677


Fixed Charges:

  Interest on indebtedness                          $ 16,880       $ 15,789
  Portion of rents representative of the
    interest factor (b)                                3,802          3,819
  Amortization of debt expense                            32             47
  Capitalized interest                                 1,968          2,468


      Total fixed charges                           $ 22,682       $ 22,123


Ratio of earnings to fixed charges                      6.71          11.33

NOTES:
  (a) Includes a gain of $80.6 million on the sale of the Corporation's 18.6% investment interest in Freia Marabou a.s.

  (b) Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.